John Hancock Funds II

U.S. Equity Fund (the “fund”)

Effective the close of business on September 26, 2016 (the Effective Date), Wellington Management Company LLP (Wellington Management) to replaced Grantham, Mayo, Van Otterloo & Co. LLC (GMO) as subadvisor to the fund.

Also on the Effective Date, the fund is changed its name to U.S. Growth Fund. Accordingly, all references to U.S. Equity Fund will be changed on the Effective Date to reflect the fund’s new name. Furthermore, the fund’s investment objective and investment strategies changed in connection with the fund’s name change as of the Effective Date. In connection with the appointment of Wellington Management as subadvisor to the fund along with other changes, the Prospectus is hereby amended as of the Effective Date as follows:

All references to GMO and its portfolio managers are hereby deleted.

The information under the heading “Investment Objective” in the “Fund summary” section is revised and restated in its entirety as follows:

To seek high total return primarily through capital appreciation

The information under the heading “Principal Investment Strategies” in the “Fund summary” section is revised and restated in its entirety as follows:

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity investments that are tied economically to the United States. The fund considers an equity investment to be “tied economically” to the United States if, at the time of purchase: (i) its issuer is organized under the laws of the United States or under the laws of a state within the United States or in an issuer that maintains its principal place of business in the United States; (ii) it is traded principally in the United States; or (iii) its issuer derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the United States, or has at least 50% of its assets in the United States. The manager seeks to achieve the fund’s investment objective by investing in equity investments that the manager believes, as a portfolio, will provide higher returns than the Russell 1000 Growth Index.

The manager’s investment process begins with the broad universe of equity securities included in US equity indices, along with other ideas that come from a combination of company meetings, investment conferences, field trips and industry analysis. Investments in equity securities include common stocks and other stock-related securities such as preferred stocks, convertible securities, depositary receipts, exchange-traded funds, exchange-traded equity real estate investment trusts (REITs), and equity income trusts.

The manager focuses on members of the investable universe with expected future free cash-flow margins, returns on capital employed and revenue growth higher than a certain minimum threshold. The manager then monitors and ranks securities based on their relative attractiveness across this universe, based on quality, growth, valuation, capital returns, and earnings outlook. For stocks that compare well in this screening process, further detailed analysis is conducted. Regular meetings and discussions with company management are another input into the portfolio decision making process.

Securities considered for purchase are attractive on a majority of the metrics (quality, growth, valuation, capital returns, and earnings outlook), and have a positive catalyst such as accelerating earnings or revenue growth. Due to its active investment strategy, the fund may buy and sell securities frequently. This may result in higher transaction costs and more capital gains tax liabilities than a fund with a buy and hold strategy.

The information regarding the subadvisor under the heading “Investment management” in the “Fund summary” section applicable to the fund is revised and restated in its entirety as follows:

Subadvisor Wellington Management Company LLP

The information under the heading “Principal investment strategies – U.S. Growth Fund” in the “Fund details” section is revised and restated in its entirety as follows:

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity investments that are tied economically to the United States. The fund considers an equity investment to be “tied economically” to the United States if, at the time of purchase: (i) its issuer is organized under the laws of the United States or under the laws of a state within the United States or in an issuer that maintains its principal place of business in the United States; (ii) it is traded principally in the United States; or (iii) its issuer derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the United States, or has at least 50% of its assets in the United States. The manager seeks to achieve the fund’s investment objective by investing in equity investments that the manager believes, as a portfolio, will provide higher returns than the Russell 1000 Growth Index.

The manager’s investment process begins with the broad universe of securities included in US equity indices, along with other ideas that come from a combination of company meetings, investment analysis, onsite company visits and industry analysis. The manager focuses on members of the investable universe with expected future free-cash-flow margins, returns on capital employed and revenue growth higher than a certain minimum threshold. Free cash flow is defined as the cash that is available to a company after paying out the money needed to maintain or expand its operations. For all companies remaining in the sub-universe, the manager ranks securities on a relative basis across the following metrics:

(a)	Quality: Companies with high and improving free-cash-flow margins and the ability to generate attractive returns on capital employed;
(b)	Growth: Companies that generate high organic revenue growth (revenue growth not obtained through acquisitions) above global GDP growth;
(c)	Valuation: Companies trading below fair value, based on a discounted free cash flow model utilizing proprietary research and analysis;
(d)	Capital Returns: Companies with high dividend payouts and share repurchase programs, based on deployment of free cash flow; and
(e)	Earnings Outlook: Companies with improving earnings expectations over the next 12-18 months that are not yet fully acknowledged and reflected in broker estimates.

The manager monitors and ranks securities based on their relative attractiveness across this universe. For stocks that compare well in this screening process, further detailed analysis is conducted. Regular meetings and discussions with company management are another input into the portfolio decision making process. Securities considered for purchase are attractive on a majority of the metrics (Quality, Growth, Valuation, Capital Returns, and Earnings Outlook), and have a positive catalyst such as accelerating earnings or revenue growth.

The manager sells securities when growth or quality metrics deteriorate, valuation upside declines, allocation to dividends or share repurchases changes, or earnings outlooks worsen. Securities may also be sold if overall attractiveness relative to other stocks in the universe deteriorates. Due to its active investment strategy, the fund may buy and sell securities frequently. This may result in higher transaction costs and more capital gains tax liabilities than a fund with a buy and hold strategy.

The fund may invest in cash or money market instruments for the purpose of meeting redemption requests or making other anticipated cash payments.